# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mersana Therapeutics, Inc., CIK 0001442836
CUSIP: 59045L106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 840 Memorial Drive, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-23-000531
Filed by CIK 0001587114

## Reporting persons
- EcoR1 Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 11,578,447; sole dispositive power 0; shared dispositive power 11,578,447; aggregate amount beneficially owned 11,578,447 (9.99% of the class)
  Comment: Percentage calculated based on (a) 11,328,000 shares of Common Stock beneficially owned by the reporting person, plus 8,036,688 shares of Common Stock underlying pre-funded warrants beneficially owned by the reporting person, which warrants are subject to a 9.99% beneficial ownership limitation, and (b) 115,649,928 shares of Common Stock outstanding on December 20, 2024, as reported in the Form 8-K filed by the Issuer on December 20, 2024.
- Oleg Nodelman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 11,578,447; sole dispositive power 0; shared dispositive power 11,578,447; aggregate amount beneficially owned 11,578,447 (9.99% of the class)
  Comment: Percentage calculated based on (a) 11,328,000 shares of Common Stock beneficially owned by the reporting person, plus 8,036,688 shares of Common Stock underlying pre-funded warrants beneficially owned by the reporting person, which warrants are subject to a 9.99% beneficial ownership limitation, and (b) 115,649,928 shares of Common Stock outstanding on December 20, 2024, as reported in the Form 8-K filed by the Issuer on December 20, 2024.
- EcoR1 Capital Fund Qualified, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,918,474; sole dispositive power 0; shared dispositive power 10,918,474; aggregate amount beneficially owned 10,918,474 (9.4% of the class)
  Comment: Percentage calculated based on (a) 10,682,303 shares of Common Stock beneficially owned by the reporting person, plus 7,578,596 shares of Common Stock underlying pre-funded warrants beneficially owned by the reporting person, which warrants are subject to a 9.99% beneficial ownership limitation, and (b) 115,649,928 shares of Common Stock outstanding on December 20, 2024, as reported in the Form 8-K filed by the Issuer on December 20, 2024.

## Item 1. Issuer
Name of issuer: Mersana Therapeutics, Inc.
Address of issuer's principal executive offices: 840 Memorial Drive, Cambridge, MA 02139

## Item 2. Person Filing
Name of person filing:
EcoR1 Capital, LLC, a Delaware limited liability company ("EcoR1")
EcoR1 Capital Fund Qualified, L.P., a Delaware limited partnership ("Qualified Fund")
Oleg Nodelman
Qualified Fund is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13G. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence:
357 Tehama Street #3
San Francisco, CA 94103
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
EcoR1: 11,578,447
Qualified Fund: 10,918,474
Oleg Nodelman: 11,578,447
Percent of class:
EcoR1: 9.99%
Qualified Fund: 9.4%
Oleg Nodelman: 9.99%
Sole power to vote or to direct the vote:
EcoR1: 0
Qualified Fund: 0
Oleg Nodelman: 0
Shared power to vote or to direct the vote:
EcoR1: 11,578,447
Qualified Fund: 10,918,474
Oleg Nodelman: 11,578,447
Sole power to dispose or to direct the disposition:
EcoR1: 0
Qualified Fund: 0
Oleg Nodelman: 0
Shared power to dispose or to direct the disposition:
EcoR1: 11,578,447
Qualified Fund: 10,918,474
Oleg Nodelman: 11,578,447

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: EcoR1 is the general partner and investment adviser of investment funds, including Qualified Fund. Mr. Nodelman is the control person of EcoR1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EcoR1 Capital, LLC: /s/ Oleg Nodelman, Manager (12/23/2024)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting person (12/23/2024)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (12/23/2024)